United States
                       Securities and Exchange Commission
                              Washington, DC 20549
                        ---------------------------------

                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        ---------------------------------

                                  INFORTE CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   45677R 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   Nick Heyes
                             Chief Financial Officer
                                  Inforte Corp.
                                   Suite 3400
                            150 North Michigan Avenue
                                Chicago, IL 60601
                            Telephone: (312) 540-0900
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                        ---------------------------------

                                    Copy to:

                                 Edwin D. Mason
                               Foley & Lardner LLP
                                   Suite 2800
                             321 North Clark Street
                                Chicago, IL 60610
                            Telephone: (312) 832-5132

                            Calculation of Filing Fee
================================================================================
     Transaction Valuation*                  Amount of Filing Fee
================================================================================
================================================================================
         $2,946,841.99                              $346.84
================================================================================

*Calculated for purposes of determining the filing fee. This amount assumes that the options to purchase shares of Inforte Corp. common stock eligible for exchange pursuant to this offer have an aggregate value of approximately $2,946,842 and that all eligible options will be exchanged pursuant to this offer. The aggregate value of such eligible options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per each $1.0 million of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:            $346.84
                  Form or Registration No.:          Schedule TO
                  Filing Party:                      Inforte Corp.
                  Date Filed:                        February 9, 2005

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: third-party tender offer
                  [_]  subject to Rule 14d-1.
                  [X]  issuer tender offer subject to Rule 13e-4.
                  [_]  going-private transaction subject to Rule 13e-3.
                  [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 2 amends the Schedule TO filed with the Securities and Exchange Commission on February 9, 2005, as amended by Amendment No. 1 filed on February 24, 2005, by Inforte Corp., a Delaware corporation ("Inforte" or the "Company"), relating to an offer (the "Offer") by the Company to certain of its current employees to exchange certain options (the "Options") to purchase Inforte common stock (the "Common Stock") that were issued under Inforte's Amended and Restated 1997 Incentive Compensation Plan, for either cash or restricted stock, upon the terms and subject to the conditions set forth in the Offer to Exchange Stock Options for Cash or Restricted Stock (the "Offer to Exchange"), the related letters and, individualized spreadsheets and, election forms, and email notices previously filed as exhibits to the Schedule TO as Exhibits (a)(1) thru (a)(8). Except as amended hereby, all of the terms of the Offer and all disclosures set forth in the Schedule TO and the Offer to Exchange remain unchanged.

Item 1. Summary Term Sheet and Item 4.  Terms of the Transaction
        ------------------              ------------------------

         Item 1 and Item 4(a) of the Schedule TO are hereby amended and supplemented by adding the following:

         "On March 10, 2005, Inforte Corp. distributed an email notice to eligible employees announcing that the offer period of the Offer, which was scheduled to expire at 11:00 a.m. Central Time, on Friday, March 11, 2005, has been extended to 11:00 a.m. Central Time, on Friday, March 18, 2005, unless the Offer is further extended or earlier terminated. A copy of the email notice is filed as Exhibit (a)(11) and is incorporated herein by reference."

Item 4.  Terms of the Transaction
         ------------------------

         Item 4(a) of the Schedule TO is hereby amended to include the information set forth under the section entitled "Accounting Treatment of the Transaction" in the Second Supplement to the Offer to Exchange Stock Options for Cash or Restricted Stock, dated March 11, 2005 (the "Second Supplement").

         Item 4(a) of the Schedule TO is further amended to include the information set forth in the Special Supplement to United Kingdom Option holders which is filed as Exhibit (a)(12) and is incorporated herein by reference.

Item 10.  Financial Statements
          --------------------

         Item 10(a) of the Schedule TO is hereby amended to include the information set forth under "Selected Financial Data" in the Second Supplement.

Item 12.  Exhibits
          --------

         Item 12 (a) of the Schedule TO is hereby amended and restated as follows:

         (a)      (1)      Offer to Exchange, dated February 9, 2005*

                  (2)      Form of Letter and Individualized Spreadsheet*

                  (3) Form of Letter and Individualized Spreadsheet for Certain Executive Committee Members*


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

                  (4)      Election Form for California, Texas and Wisconsin*

                  (5) Election Form for Jurisdictions other than California, Texas and Wisconsin*

                  (6) Offer to Exchange Introductory Letter to Eligible Employee Stock Option Holders*

                  (7) First Supplement to Offer to Exchange Stock Options for Cash or Restricted Stock, dated February 24, 2005*

                  (8) Email Notice to Employees regarding filing of Amendment to Schedule TO and Supplement to Offer to Exchange*

                  (9) Email Notice to Employees on March 10, 2005, regarding extension of the Offer.

                  (10) Second Supplement to Offer to Exchange Stock Options for Cash or Restricted Stock, dated March 11, 2005.

                  (11) Email Notice to Employees regarding filing of Amendment No. 2 to Schedule TO and Second Supplement to Offer to Exchange.

                  (12) Special Supplement to United Kingdom Option holders regarding United Kingdom income tax treatment, dated March 11, 2005.

                  (13) Email Notice to United Kingdom Option holders regarding filing of Special Supplement.

--------------------
*Previously filed

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, correct and complete.

                                        INFORTE CORP.


                                        By:      /s/ Nick Heyes
                                        ----------------------------------------
                                        Nick Heyes
                                        Chief Financial Officer



Date:  March 11, 2005


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



                                INDEX TO EXHIBITS

Exhibit Number              Description

(a)(1)   Offer to Exchange, dated February 9, 2005*

(a)(2)   Form of Letter and Individualized Spreadsheet*

(a)(3) Form of Letter and Individualized Spreadsheet for Certain Executive Committee Members*

(a)(4)   Election Form for California, Texas and Wisconsin*

(a)(5)   Election Form for Jurisdictions other than California, Texas and
         Wisconsin*

(a)(6) Offer to Exchange Introductory Letter to Eligible Employee Stock Option Holders*

(a)(7) First Supplement to Offer to Exchange Stock Options for Cash or Restricted Stock, dated February 24, 2005*

(a)(8) Email Notice to Employees regarding Filing of Amendment to Schedule TO and Supplement to Offer to Exchange*

(a)(9) Email Notice to Employees on March 10, 2005, regarding extension of the Offer.

(a)(10) Second Supplement to Offer to Exchange Stock Options for Cash or Restricted Stock, dated March 11, 2005.

(a)(11) Email Notice to Employees regarding filing of Amendment No. 2 to Schedule TO and Second Supplement to Offer to Exchange.

(a)(12) Special Supplement to United Kingdom Option holders regarding United Kingdom income tax treatment, dated March 11, 2005.

(a)(13) Email Notice to United Kingdom Option holders regarding filing of Special Supplement.


--------------------
*Previously filed



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